UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

KU6 MEDIA CO., LTD.

 (Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,

and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Xudong Xu Building 5, No. 628, Hongqiao Road Shanghai 200051, P. R. China Telephone: (86-21) 6447 5599

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons
Xudong Xu

2	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization
People’s Republic of China

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			1,938,360,784 Shares(1)(3)

		8	Shared Voting Power
0

		9	Sole Dispositive Power
1,938,360,784 Shares(1)

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,938,360,784 Shares(1)(3)

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12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 

13	Percent of Class Represented by Amount in Row (11)
41.0%(2)(3)

14	Type of Reporting Person
IN

(1)	Represents 1,938,360,784 ordinary shares (the “Shares”), par value $0.00005 per share, of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares, that held by Mr. Xudong Xu.
(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.
(3)	See Item 5

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Item 1.               Security and Issuer

This Schedule 13D relates to the Shares of Ku6, including Shares represented by ADSs.

The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.               Identity and Background

This Statement is being filed by Xudong Xu (the “Reporting Person” or “Mr. Xu”). Mr. Xu is a citizen of People’s Republic of China with his business address at Building 5, No. 628 Hongqiao Road, Shanghai, P.R. China.

Mr. Xu is the founder and controlling shareholder of Sky Profit Limited, a Cayman Islands company, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Mr. Xu founded Shanghai Qinhe Internet Technology & Software Company, the variable interest entity of Sky Profit Limited in China and has served as its director and general manager since its founding.

During the last five years, Mr. Xu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Xu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.               Source and Amount of Funds or Other Consideration

On March 31, 2014, Mr. Xu entered into an agreement (the “Share Purchase Agreement”) with Shanda Media Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Seller”) under which Seller agreed to sell 1,938,360,784 Shares to Mr. Xu (the “Sale Shares”) subject to the terms of, including the fulfillment of conditions precedent set forth in, the Share Purchase Agreement. The aggregate consideration (the “Purchase Price”) for the Sale Shares shall be determined based on the average closing prices of Ku-6’s ADSs during the seven consecutive business days immediately prior to the closing date under the Share Purchase Agreement (the “Closing Date”) and the closing price of Ku-6’s ADSs on the Closing Date.

In connection with the purchase of the Sale Shares, Seller shall extend a loan to Mr. Xu for the entire amount of the Purchase Price, which shall be secured by a pledge of the Sale Shares to Seller by Mr. Xu. In connection with such arrangement and Mr. Xu’s obligation to pay the Purchase Price on the Closing Date, Mr. Xu shall issue a promissory

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note to Seller (the “Promissory Note”) and execute a share charge (the “Share Charge”) on the Closing Date. The Promissory Note has a maturity period of three years from the Closing Date, and accrues interest following the second anniversary of the Closing Date at LIBOR + 4.5% per annum.

On April 3, 2014, Mr. Xu completed the sale and purchase of the Sale Shares from Seller for the Purchase Price of US$47,350,831.05, which was calculated in the manner set forth under the Share Purchase Agreement. Mr. Xu executed and issued the Promissory Note to Seller in the form attached to the Share Purchase Agreement. On the same day, Mr. Xu also executed a share charge in favor of Seller under which Mr. Xu has pledged all of the Sale Shares to Seller as collateral for its obligations under the Promissory Note.

The Share Purchase Agreement, the Promissory Note, and the Share Charge are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively and are incorporated herein by reference in their entirety.

Item 4.               Purpose of Transaction

Terms of the Share Purchase Agreement

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Share Purchase Agreement, Seller agreed to sell, and Mr. Xu agreed to purchase, a total of 1,938,360,784 Shares at the Purchase Price.

The Share Purchase Agreement provides that so long as the Promissory Note is outstanding or Seller holds 10% of Ku6’s Shares, Mr. Xu has agreed that upon request of Seller, he will use his best efforts and take necessary actions to change the size of the board of directors to seven members and cause two individuals nominated by Seller (the “Seller Nominees”) to be appointed as directors of Ku6 so far as such Seller Nominees are not prohibited by any applicable law or stock exchange rules to be a public company director, and in furtherance of this agreement, Mr. Xu has agreed to vote all Shares and other securities of the Company beneficially owned by him at any shareholder meeting to elect the Seller Nominees as directors of the Company.

The Share Purchase Agreement also provides that so long as the Promissory Note is outstanding or Seller holds 10% of Ku6’s Shares, Mr. Xu will not, amongst others, (i) acquire any Shares or be part of a group that holds more than 50% of the beneficial ownership of Shares of Ku6, (ii) make any acquisition proposal or proposal for an extraordinary transaction involving the Company, or (iii) cause any action to be taken by Ku6 or its subsidiaries with respect to certain fundamental matters, including liquidation, delisting, sale of assets over a certain specified threshold, certain related party transactions or a merger or similar transaction, without the prior written consent of Seller. Mr. Xu has also agreed to cause the Company to file a registration statement to register the Shares and/or ADSs held by Seller upon request of Seller.

Mr. Xu has agreed under the Share Purchase Agreement to procure Ku6 to raise at least US$10,000,000 on or prior to October 30, 2014 through equity or debt financing.

Following the Closing Date, if any amount is due and payable to Seller under the Promissory Note or the Share Charge and is outstanding, Seller may require (as part of

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their enforcement) Mr. Xu to transfer all of the Sale Shares to Seller at a price equal to the lower of (x) the Purchase Price and (y) the then market value of the Sale Shares calculated in the manner set forth under the Share Purchase Agreement.

In addition, Seller has agreed that if Ku6 proposes to acquire Sky Profit Limited, a Cayman Islands company majority-owned by Mr. Xu (“Sky Profit”), and such transaction is recommended to the shareholders for approval by the board of directors of Ku6 and any special committee of disinterested directors, Seller shall vote all its Shares in accordance with such recommendation. Seller also has a right under the Share Purchase Agreement to subscribe to equity or equity-linked securities issued by any affiliate of Mr. Xu for an amount up to US$25,000,000 that is equal to, or convertible into, 20% of the outstanding share capital of Sky Profit on a fully diluted basis.

The Share Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.

Completion of the Transactions

On April 3, 2014, Seller completed the sale and purchase of the Sale Shares to Mr. Xu, who executed and delivered the Promissory Note and the Share Charge to Seller. The consideration paid for the transfer of Sale Shares was US$47,350,831.05 which was discharged by issue of the Promissory Note and execution and delivery of the Share Charge (and its annexures) by Mr. Xu to Seller.

The Promissory Note has a maturity period of three years from the Closing Date, and accrues interest following the second anniversary of the Closing Date at LIBOR + 4.5% per annum. The amounts due and payable under the Promissory Note are accelerated upon an event of default under the Promissory Note, which include failure to make payment of principal or interest when due, insolvency of Mr. Xu, or breach of any covenants under the Promissory Note or the covenants under the Share Purchase Agreement incorporated into the Promissory Note.

The Share Charge was executed and delivered by Mr. Xu to secure his obligations under the Promissory Note. Under the terms of the Share Charge, Mr. Xu is not permitted to sell, transfer or otherwise dispose of the Sale Shares which are subject to the Share Charge without the prior written consent of Seller. Upon the occurrence of an event of default under the Promissory Note, Seller shall be entitled to exercise all voting rights to the Sale Shares, appoint a receiver for the Sale Shares, take possession of the Sale Shares, or sell or transfer the Sale Shares to itself or to any other person.

The Promissory Note is attached hereto as Exhibit B and the Share Charge is attached hereto as Exhibit C. Both are incorporated here by reference.

Item 5.               Interest in Securities of the Issuer

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(a)–(b)	Mr. Xu beneficially owns the aggregate number of 1,938,360,784 Shares of the Company (including Shares represented by ADSs), or 41.0% of the Company’s outstanding Shares, which percentage is calculated based upon a total of 4,732,446,560 Shares of the Company (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.
(c)	Except for the transactions described in Items 3 and 4 above, during the past sixty (60) days, Mr. Xu has not effected any transactions in the ADSs or Shares.
(d)-(e)	Not applicable.

Item 6.               Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

The information set forth in or incorporated by reference in Item 3 and Item 4 above is incorporated by reference in their entirety into this Item 6.

The summaries of the Share Purchase Agreement, the Promissory Note and the Share Charge set forth in Item 3 and Item 4 above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively and are incorporated herein by reference in their entirety.

Item 7.                Material to be Filed as Exhibits

Exhibit A	Share Purchase Agreement dated March 31, 2014 between Mr. Xudong Xu and Shanda Media Group Limited*
Exhibit B	Exhibit B - Promissory Note between Mr. Xudong Xu and Shanda Media Group Limited dated April 3, 2014**
Exhibit C	Share Charge between Mr. Xudong Xu and Shanda Media Group Limited dated April 3, 2014**

* Previously filed together with the Schedule 13D/A by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on March 31, 2014.

** Previously filed together with the Schedule 13D/A by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 3, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XUDONG XU
April 9, 2014	By:	/s/ Xudong Xu

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